SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F
                                     -----           -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes          No   X
                                     -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:      /s/ George O'Leary
    ---------------------
    George O'Leary
    Chief Executive Officer

Date:  October 24, 2007

TO BUSINESS AND TECHNOLOGY EDITORS:

Futuremedia  Learning Forges  Contract  Extensions With BUPA and Network Rail to
                          Provide E-Learning Solutions

     Company Extends Exclusive E-Learning Contract with BUPA by Three Years

   Network Rail Enlists Futuremedia Learning with Revamping Current E-Learning
                                   Programme

      LONDON, Oct. 24 /PRNewswire-FirstCall/ -- Futuremedia Learning, a division of Futuremedia plc (Nasdaq: FMDA), a leading e-learning provider and design, exhibition and events agency, announced today it has extended contracts with BUPA (British United Provident Association) an international health and care company with more than seven million customers, and Network Rail, owner and operator of Britain's rail system, to provide ongoing e-learning services. Futuremedia Learning will continue to provide BUPA and Network Rail with high quality learning solutions and support tools.

      BUPA's three-year, exclusive contract extension with Futuremedia Learning will allow the Company to continue as the sole provider of BUPA's Learning Management System (LMS) and Portal solutions for over 2,500 employees.

      "BUPA have been a Futuremedia Learning client for more than four years. As a result of their flexible and creative approach, I'm delighted to have been able to extend our contract further," stated Keith Stopford, HR Manager for HR Leadership & Development at BUPA.

      Network Rail has commissioned Futuremedia Learning to revise its current e-learning programmes. This includes a series of signal box simulations for delivery both on and off-line. Futuremedia Learning is a preferred supplier of Network Rail and was awarded the contract due to the detailed knowledge of the current e-learning programme and simulations currently in place. The project is expected to be completed by year's end.

      "We are delighted to be working with Futuremedia Learning on this major review of our signal box simulations. Once the work is completed the simulations will play a major role in supporting skills development of our signalling staff," stated Kathryn Daniels, Project Manager, Network Rail.

      About Futuremedia

      Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the NASDAQ in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit http://www.futuremedia.co.uk.

SOURCE  Futuremedia plc
    -0-                             10/24/2007
    /CONTACT:  Jenna Focarino, or Brian O'Keefe, both of
Brainerd Communicators, Inc., +1-212-986-6667, for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk /
    (FMDA)